UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

_________________________________

Name: MILLER/HOWARD FUNDS TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10 Dixon Avenue
Woodstock, NY 12498

Telephone Number (including area code): (845) 679-9166

Name and address of agent for service of process:

Annemarie Gilly
Miller/Howard Investments, Inc.
10 Dixon Avenue
Woodstock, NY 12498

With copies of Notices and Communication to:

Paul S. Schreiber, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:YES[X]NO[    ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Woodstock and state of New York on the 2nd day of November, 2015.

Miller/Howard Funds Trust

BY:	/s/ Lowell G. Miller
Lowell G. Miller
President (Principal Executive Officer)

Attest:	/s/ Annemarie Gilly
Annemarie Gilly
Chief Operating Officer, Executive Vice President, Secretary and Trustee